

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2013

<u>Via U.S. Mail</u>
Wei Dong
Chief Executive Officer
Easy Health Technologies Ltd.
No. 16, 19th Street, Tiedong District
Anshan, Liaoning Province 200120
People's Republic of China

> **Re: Easy Health Technologies Ltd.**
> **Form 20-F for Fiscal Year Ended July 31, 2012**
> **Filed January 16, 2013**
> **File No. 0-54022**

Dear Mr. Dong:

We issued comments on the above captioned filing on July 29, 2013. On September 23, 2013, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Yolanda Guobadia at (202) 551-3562 or me at (202) 551-3264 if you have any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief